February 22, 2008

VIA EDGAR

Dennis C. Hult
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

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Re:	Opnext, Inc.
Item 4.02 Form 8-K
Filed February 13, 2008
File No. 001-33306
Dear Mr. Hult:
     On behalf of Opnext, Inc., a Delaware corporation (the “Company”), we are responding to the comments in the Staff’s letter of February 14, 2008 with respect to the above-referenced Item 4.02 Form 8-K filed on February 13, 2008 (the “Form 8-K”). For your convenience, each response below corresponds to the italicized comment that immediately precedes it, which has been reproduced from your letter.
Form 8-K filed February 13, 2008
1.	Please amend your filing to disclose when (date specific) you concluded that your financial statements should no longer be relied on.

Response:
     In response to the Staff’s comment, we advise the Staff that the Company filed a Form 8-K/A (Amendment No. 1) on February 19, 2008, which amended and restated the Form 8-K to specify that February 8, 2008 was the date on which the Company and the audit committee of the Company’s Board of Directors determined that the previously issued financial statements should no longer be relied upon.
2.	We note that you intend to file restated financial statements. Please tell us when you will file them.

February 22, 2008

     The Company supplementally advises the Staff that it is completing the procedures in connection with the preparation of the restated financial statements, and that the Company presently expects to file a Form 10-K/A (Amendment No. 1) for the fiscal year ended March 31, 2007 (the “Form 10-K/A”) on Monday, February 25, 2008. The Company also expects to file a Form 10-Q/A (Amendment No. 1) for the fiscal quarter period ended June 30, 2007 and the fiscal quarter period ended September 30, 2007 (the “Forms 10-Q/A”) on Monday, February 25, 2008. The Company undertakes to advise the Staff promptly in the event the Company determines that the Form 10-K/A or the Forms 10-Q/A will not be filed on that date.
3.	Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-K for the fiscal year ends March 31, 2006 and 2007 and the affected quarterly periods in each of those years. Additionally, tell us what affect the error had on your current evaluations of disclosure control and procedures as of your fiscal year ended March 31, 2008.
     The Company supplementally advises the Staff that the Company’s principal executive officer and principal financial officer have considered the effect of the errors on the adequacy of the Company’s disclosure controls and procedures as of March 31, 2007, the end of the period covered by the Form 10-K for the fiscal year ending March 31, 2007. The conclusions of these officers will be reflected in the Form 10-K/A which as referenced above is expected to be filed on Monday, February 25, 2008. The Company also supplementally advises the Staff that with respect to conclusions as to the Company’s disclosure controls and procedures for the affected quarterly periods in the fiscal year ended March 31, 2007, the Company completed its initial public offering on February 20, 2007, and the Company’s officers were not required to perform the evaluation specified in Item 307 of Regulation S-K in connection with any annual or interim period prior to the year ended March 31, 2007 (the affected quarterly periods within that year having been included in the Company’s Registration Statement on Form S-1). With respect to the fiscal year ending March 31, 2008, because that reporting period has not yet ended, the Company’s principal executive officer and principal financial officer have not yet completed their evaluation of the Company’s disclosure controls and procedures as of the end of that fiscal year. However, the Company advises the Staff that its principal executive officer and principal financial officer will consider the effect of the errors in their conclusion as to the effectiveness of the Company’s disclosure controls and procedures as of the end of the fiscal year ending March 31, 2008.
* * * * *
     In addition, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

February 22, 2008

     If you have any additional questions, please feel free to call the undersigned at (213) 891-8739 to discuss them.

Very truly yours,
/s/ J. Scott Hodgkins

J. Scott Hodgkins
of LATHAM & WATKINS LLP

cc:	Robert Nobile
Justin O’Neill, Esq.
Kay Tidwell, Esq.